EXHIBIT 13
FIRST QUARTER INTERIM REPORT

To Our Shareholders:


     Net income for the first quarter was $170,000 on sales of $22,179,000. This compares to net income of $6,000 on sales of $23,223,000 in the same quarter of last year. Sales declined slightly, as we exited some lower-margin business in anticipation of new business expected to yield higher returns. Profits continue to improve, reflecting our gains in operational effectiveness.

     Our Electronics Division is about to enter production on a major new program for McDATA Corporation. The Division has designed a custom AC/DC switchmode power supply, which will be used in a fibre-optic switch application with IBM mainframe computers. Under a sole-source agreement, McDATA is IBM's exclusive supplier of ESCON Directors.

     All production assembly areas of our Power Distribution Products Division have been converted to Demand Flow Technology. The Division's order-fill rates and response times now far exceed industry norms. Core sales are increasing at twice the market rate, as customers respond to our improved levels of service.

     Our Aerospace Division received notice from the Boeing Company that we have met their stringent quality standard, D1-9000A. This provides a quality framework for current and future programs with Boeing.

     The Aerospace Division successfully converted to an Oracle business system this past quarter. Intense employee training will continue at this location through December.

     Overall, we are making steady progress and expect a good year.


Robert J. McKenna
Chairman and CEO


November 7, 1997

ACME ELECTRIC CORPORATION
East Aurora, New York

The following tables set forth certain unaudited financial information for the thirteen-week periods ended September 27, 1997, and September 27, 1996 (in thousands, except for per share data):

                                                               BALANCE SHEET

                                     Sept. 27, 1997     Sept. 27, 1996
June 30, 1997
Current Assets....................      $29,087            $34,446
$29,694
Fixed Assets and Other Net........       20,279             21,546
20,450
  Total...........................      $49,366            $55,992
$50,144

Current Liabilities...............      $11,607            $14,787
$12,975
Long-Term Debt....................       21,085             25,451
20,681
Shareholders' Equity..............       16,674             15,754
16,488
  Total...........................      $49,366            $55,992
$50,144

                                                     INCOME STATEMENT

                                        13 Weeks           13 Weeks
Fiscal Year
                                         Ended              Ended
Ended
                                     Sept. 27, 1997     Sept. 27, 1996
June 30, 1997
Net Sales.........................      $22,179            $23,223
$94,062
Net Income........................          170                  6
  136
Net Income Per Common Share.......         $.03               $.00
 $.03
Weighted Average Number of Shares
  Outstanding Used to Compute
  Income Per Common Share.........    5,052,498          4,957,548
4,971,789


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site at acmeelec.com